Exhibit 99.1

To: All NASDAQ OMX Associates

From: Bill Morgan

Date: June 14, 2010

Option Exchange Program

As Bob informed you last week, we will be moving ahead with the implementation of an Option Exchange Program, which applies to employees who received certain stock option grants in 2006, 2007, and/or 2008.

We expect the program to begin in July 2010; the “exchange window” (the period when employees with eligible options will be able to exchange them) will last for approximately four weeks. The replacement grant will be issued on the last day of the exchange window.

Many of you may have additional questions about specific details and how the program will be administered in the coming days and weeks. To help answer your questions, we have developed a comprehensive Q&A document, which has been posted to the Equity Programs page of our Intranet. Please be aware that due to the nature of exchange programs, we want to be sure that everyone has the same information. Therefore, we will be referring to the Q&A document and updating it as needed. I encourage you to review this document on a regular basis as it will most likely answer many of the questions you may have.

Those eligible to participate in the Option Exchange Program will receive additional information directly from HR on how to complete the option exchange process. If, after reviewing the Q&A document, you believe you may have eligible options but have not received additional information directly from HR, please contact your HR Representative.

Questions about the program should be directed to the “Options Exchange Program Questions” mailbox. We will review and respond through a Q&A document which we will update as required.

Bill Morgan

Senior Vice President

NASDAQ OMX Global Human Resources

NASDAQ OMX has not initiated the Option Exchange Program. Even though stockholder approval has been obtained, the Company may still decide not to implement the Option Exchange Program or to delay its implementation. If the Option Exchange Program is commenced, NASDAQ OMX will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”). Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Exchange Program. NASDAQ OMX will deliver the Option Exchange Program documents to all eligible employees free of charge when the Option Exchange Program commences, and NASDAQ OMX’s stockholders and option holders will be able to obtain these written materials and other documents filed by NASDAQ OMX with the SEC free of charge from the SEC’s website at www.sec.gov.